UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

RESEARCH SOLUTIONS, INC.
(Name of issuer)

Common Stock, $0.001 par value
(Title of class of securities)

761025 105
(CUSIP number)

December 31, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	761025105	Page 2 of 9 Pages

1.	Name of Reporting Person

Samjo Capital, LLC

2.	Check the Appropriate Box if a Member of a Group*
(a) [_]
(b) [_]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	Sole Voting Power

0

6.	Shared Voting Power

1,323,482

7.	Sole Dispositive Power

0

8.	Shared Dispositive Power

1,323,482

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,323,482

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[_]

11.	Percent of Class Represented by Amount In Row (9)

5.40%

12.	Type of Reporting Person*

00

SCHEDULE 13G

CUSIP No.	761025105	Page 3 of 9 Pages

1.	Name of Reporting Person

Samjo Management, LLC

2.	Check the Appropriate Box if a Member of a Group*
(a) [_]
(b) [_]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	Sole Voting Power

0

6.	Shared Voting Power

1,323,482

7.	Sole Dispositive Power

0

8.	Shared Dispositive Power

1,323,482

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,323,482

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[_]

11.	Percent of Class Represented by Amount In Row (9)

5.40%

12.	Type Of Reporting Person*

IA, 00

SCHEDULE 13G

CUSIP No.	761025105	Page 4 of 9 Pages

1.	Name of Reporting Persons

Andrew N. Wiener

2.	Check the Appropriate Box if a Member of a Group*
(a) [_]
(b) [_]
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	Sole Voting Power

32,000

6.	Shared Voting Power

1,323,482

7.	Sole Dispositive Power

32,000

8.	Shared Dispositive Power

1,323,482

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,355,482

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[_]

11.	Percent of Class Represented by Amount In Row (9)

5.54%

12.	Type Of Reporting Person*

IN

SCHEDULE 13G

CUSIP No.	761025105	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Research Solutions, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

15821 Venture Blvd., Suite 165, Encino, California 91436

Item 2(a).	Name of Person Filing:

This statement is being filed by (i) Samjo Capital, LLC ("Samjo Capital"), (ii) Samjo Management, LLC (“Samjo Management”) and (iii) Andrew N. Wiener. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

Item 2(b).	Address of Principal Business Office:

The address of the principal office of the Reporting Persons is 1345 Avenue of the Americas, 3rd Floor, New York, New York 10105.

Item 2(c).	Citizenship:

Samjo Capital and Samjo Management are Delaware limited liability companies. Mr. Wiener is a U.S. Citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

761025 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

SCHEDULE 13G

CUSIP No.	761025105	Page 6 of 9 Pages

Item 4.	Ownership.

(a) and (b)	Based upon an aggregate of 24,488,035 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on November 8, 2019:

	(i)	Samjo Capital beneficially owned 1,323,482 shares of Common Stock, constituting 5.40% of the shares outstanding.

	(ii)	Samjo Management beneficially owned 1,323,482 shares of Common Stock, constituting 5.40% of the shares outstanding.

	(iii)	Mr. Wiener beneficially owned 1,355,482 shares of Common Stock, constituting 5.54% of the shares outstanding.

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:

	Samjo Capital	0

	Samjo Management	0

	Mr. Wiener	32,000

	(ii) Shared power to vote or to direct the vote:

	Samjo Capital	1,323,482

	Samjo Management	1,323,482

	Mr. Wiener	1,323,482

	(iii) Sole power to dispose or to direct the disposition of:

	Samjo Capital	0

	Samjo Management	0

	Mr. Wiener	32,000

	(iv) Shared power to dispose or to direct the disposition of:

	Samjo Capital	1,323,482

	Samjo Management	1,323,482

	Mr. Wiener	1,323,482

In addition to his role as the sole Managing Member of Samjo Capital and Samjo Management, Mr. Wiener is also one of the portfolio managers of the CPA Samjo Investment Program ("SI") employed by Cowen Prime Advisors (“CPA”), a division of Cowen Prime Services LLC. The clients of Samjo Management and Samjo Capital employ investment strategies that are similar to those employed in the CPA SI program. Samjo Capital, Samjo Management and their clients are not affiliated with CPA and Mr. Wiener does not have beneficial ownership over the shares held in the CPA SI program except for shares held in accounts owned by Mr. Wiener and his immediate family members. As a result, Samjo Capital and Samjo Management do not make joint filings with respect to any shares of the issuer held by any CPA clients except with respect to shares held in accounts owned by Mr. Wiener and his immediate family members. To the best of Samjo Capital's, Samjo Management's and Mr. Wiener's knowledge and belief, CPA reports the ownership of shares by such CPA clients separately to the extent required and is identified as the reporting person.

SCHEDULE 13G

CUSIP No.	761025105	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this Schedule 13G are owned by advisory clients of Samjo Capital. None of the advisory clients individually own more than 5% of the outstanding Common Stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits: Exhibit: Joint Acquisition Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2020

SAMJO CAPITAL, LLC		SAMJO MANAGEMENT, LLC

By:	/s/ Andrew N. Wiener	By:	/s/ Andrew N. Wiener
	Andrew N. Wiener		Andrew N. Wiener
	Managing Member		Managing Member

/s/ Andrew N. Wiener
Andrew N. Wiener

EXHIBIT

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 4, 2020

SAMJO CAPITAL, LLC		SAMJO MANAGEMENT, LLC

By:	/s/ Andrew N. Wiener	By:	/s/ Andrew N. Wiener
	Andrew N. Wiener		Andrew N. Wiener
	Managing Member		Managing Member

/s/ Andrew N. Wiener
Andrew N. Wiener